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                          June 25, 2024

       Ruy Cunha
       Chief Executive Officer
       Lavoro Limited
       Av. Dr. Cardoso de Melo, 1450, 4th Floor, Office 401
       S  o Paulo   SP, Brazil, 04548-005

                                                        Re: Lavoro Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 11, 2024
                                                            File No. 333-280107

       Dear Ruy Cunha:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Manuel Garciadiaz